EXHIBIT 99.2

VICINITY MOTOR CORP.

Management Discussion and Analysis

For the three and nine months ended September 30, 2022

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34, Interim Reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. This MD&A has been prepared as of November 14, 2022. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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About Vicinity

Vicinity Motor Corp. is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus.

Vicinity shares trade on the Nasdaq exchange under the symbol VEV and the TSX Venture exchange under the symbol VMC.

Third Quarter and Subsequent Highlights

●	Current order backlog exceeds $190 million, the vast majority of which are for electric vehicles.

●	Secured a $100M+ purchase order for 1,000 VMC 1200 electric trucks from Pioneer Auto Group - Vicinity’s exclusive dealer in the province of British Columbia, Canada – with initial deliveries to this customer beginning in November 2022.

●	Secured an order from strategic partner Sustainability Partners LLC, an ESG focused Public Benefit Company committed to eliminating deferred maintenance infrastructure by enabling sustainability, for four Vicinity Lightning™ electric buses via Soderholm Sales & Leasing, Inc. (“Soderholm”), Vicinity’s Pacific Islands distributor.

●	Secured distributions agreements for Vicinity’s vehicle portfolio with:

●	The TOK Group, a Canadian transportation solutions provider, to offer the Company’s VMC 1200 class 3 electric trucks.

●	Schetky Bus and Van Sales, a dealership and transportation solutions provider in the Northwestern U.S., which will offer the Vicinity Lightning™, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for 18 vehicles.

●	Fortified the Company’s balance sheet subsequent to September 30, 2022 by raising $4.8 million utilizing the Company’s at-the-market (“ATM”) equity distribution program.

●	Revenue for the three months ended September 30, 2022 of $1,515 compared to $2,324 for the three months ended September 30, 2021.

●	Net loss for the three months ended September 30, 2022 of $7,445 compared to net loss of $3,798 for the three months ended September 30, 2021.

●	Adjusted EBITDA loss for the three months ended September 30, 2022 of $2,677 compared to an adjusted EBITDA loss of $2,748 for the three months ended September 30, 2021 (see “Non-GAAP and Other Financial Measures”).

●	Deliveries of two Vicinity buses, including one VMC Optimal electric vehicle, for the three months ended September 30, 2022, compared to six Vicinity buses, including one from the Company’s lease pool, for the three months ended September 30, 2021.

●	Revenue for the nine months ended September 30, 2022 of $16,440 compared to $39,379 for the nine months ended September 30, 2021.

●	Net loss for the nine months ended September 30, 2022 of $14,120 compared to net loss of $2,542 for the nine months ended September 30, 2021.

●	Adjusted EBITDA loss for the nine months ended September 30, 2022 of $6,014 compared to an adjusted EBITDA loss of $475 for the nine months ended September 30, 2021 (see “Non-GAAP and Other Financial Measures”).

The Company reports results for the three months ended September 30, 2022 of two Vicinity buses delivered, including one VMC Optimal electric vehicle, revenue of $1,515, net loss of $7,445 and gross margin loss of $234 which was (15%) of revenue (see “Non-GAAP and Other Financial Measures”). Results for the third quarter of 2021 were six buses delivered including one from the Company’s lease pool, revenue of $2,324, net loss of $3,798 and gross margin loss of $577 which was (25%) of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended September 30, 2022 was negatively affected by product mix and the low volume of buses delivered. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components have delayed a large portion of 2022 expected deliveries.

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Business Overview

Corporate Update

“The third quarter of 2022 was highlighted by strong momentum in our VMC 1200 Class 3 electric truck and Vicinity Lightning™ electric bus product lines – all propelled by intense customer demand for commercial EVs,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Our recent US$100+ million purchase order for 1,000 VMC 1200 vehicles from Pioneer Auto Group was a transformational milestone in Vicinity’s evolution as a leading commercial EV manufacturer. The order validates the years of innovation and development we have invested in, all with the goal of expanding our capabilities beyond our strong legacy in transit buses and into the vast commercial truck market. Taken together, our backlog grew to over $190 million, the vast majority of which are for electric vehicles.

“Our VMC 1200 supply chain is fairly insulated from the global supply chain disruptions that have impacted our transit bus business – which pushed the delivery of many bus orders into 2023. Initial VMC 1200 deliveries began in November, and we expect these sales to gradually ramp up to meet the immense demand we are seeing for this product line. Our first vehicles will be assembled in British Columbia, Canada with our new Ferndale, Washington facility beginning to supplement our Canadian assembly capabilities in 2023. To support these growing production goals, we are currently working on increasing our credit facilities to support the short-term working capital requirements of the rapidly ramping VMC 1200 production.

“Looking ahead to 2023, we are incredibly well positioned for success – particularly as supply chains normalize and we can resume full-fledged transit bus production. Given the VMC 1200 does not face the same supply chain pressures that transit buses do – paired with the significant incentives and subsidies available to end-users seeking to electrify their fleets – we expect they will prove to be a significant contributor to our revenue growth and profitability. I look forward to continuing to update our investors as we build the foundation for what I believe will be a record 2023,” concluded Trainer.

Recent Developments

In July of 2022, the Company entered into a distribution agreement for the Northwest U.S. with Schetky Bus and Van Sales, a dealership and transportation solutions provider, to offer the Vicinity Lightning, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for 18 vehicles.

In July of 2022, VMC announced eligibility in Transport Canada’s new Incentives for Medium and Heavy-duty Zero-Emission Vehicles (iMHZEV) program which helps to make buying or leasing zero-emission vehicles more attractive. The VMC 1200 EV truck will qualify for these significant incentives that are passed onto the consumer.

In August of 2022, VMC signed a distribution agreement with the TOK Group to offer the VMC 1200 electric truck throughout the York region of the greater Toronto area. TOK placed an order for 100 VMC 1200 electric trucks.

In October of 2022, VMC secured a purchase order for 1,000 VMC 1200 class 3 electric trucks worth over $100 million in revenue with expected delivery in 2023.

During the three months ended March 31, 2022, VMC issued 302,555 common shares at prices ranging from $3.07 to $3.79 per share for net proceeds of $1 million through its “at-the-market” equity distribution program approved in 2021. There were no shares issued through this program during the three months ended June 30, 2022. In October of 2022, the Company issued 4,273,381 common shares at prices ranging from $1.11 to $1.19 per share.

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Supply Chain Update

Consistent with other manufacturing and automotive companies, VMC continues to experience delays from some suppliers and shipping companies due to ongoing supply chain shortages related to bus production, which has affected deliveries originally scheduled for delivery in 2021 and into 2022. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 and 2022 for future deliveries. The Company’s manufacturing partners are operating and currently producing to meet the Company’s needs. Although deliveries may be delayed, purchase orders are firm and will be delivered when product is made available. We continue to work with our customers to communicate ongoing supply chain issues to manage expected delivery timelines.

Our supply chain is currently working to provide us with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales but there is potential risk of further disruptions.

The Company remains well-positioned to serve its customers. We continue to monitor the industry and supply chain issues closely and we are responding swiftly and effectively to protect the interests of our stakeholders. We are confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships position us well to navigate the current environment.

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges in 2021 from the COVID-19 pandemic and ongoing supply chain disruptions for bus manufacturing, the outlook for Vicinity, including significant growth in the U.S., remains very positive.

Order activity for deliveries in 2022 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV, the newly announced VMC 1200 Class 3 EV trucks. The demand for the VMC 1200 has exceeded expectations with an additional 1,000 trucks being ordered in October 2022 with a solid pipeline of further orders expected to be finalized and announced in the near future.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Infrastructure Investment and Jobs Act (“IIJA”), the successor to the Fixing America’s Surface Transportation Act (“FAST Act”), is a $1.2 trillion infrastructure bull that includes increased funding for transit, specifically for the purchase of low or zero emission vehicles and investments to modernize existing transit systems. Deliveries for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program. The IIJA provides $86.9 billion in funding for the Federal Transit Administration (“FTA”) over five years. The FTA funds up to 80% of the cost of qualifying “Buy America” buses.

In March of 2022, the FTA published a Notice of Funding Opportunity for the Low or No Emissions (“Low-No”) Grant program with approximately $1.2 billion in grants available in 2022, an increase of 495% from 2021.

In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

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The Canadian Federal budget for 2021 included $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Our Company has shifted the majority of its business to zero emission vehicles through the expansion of our product lines with the addition of the 100% zero emission electric Vicinity Lightning™ bus model and the introduction of 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity heavy duty “Classic” bus is planned for electrification in 2023, which will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways and internal combustion engine propelled heavy duty buses. Our first Vicinity Lightning™ EV buses are currently in production for initial customers. Our Vicinity 1200 EV truck are available immediately to fill high volume demands for the electric truck markets. The first Vicinity 1200 EV trucks were delivered in November of 2022.

As with the entire global manufacturing industry, VMC is exposed to increased inflation with respect to parts and raw materials purchased by the Company. VMC has already ordered the majority of components for current builds or has fixed pricing in place to reduce the short term exposure. Future impacts for higher input costs will be mitigated through higher pricing for new bids or purchase price index (“PPI”) provisions in multiyear contracts.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs, Invasion of Ukraine, and COVID-19 Lockdowns

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

There have been no significant direct impacts to date on supply chains related to the Russian invasion of Ukraine. VMC does not have direct suppliers based in either Russia or Ukraine, but additional supply delays may arise as the conflict progresses if subcomponent supplies of our suppliers are affected.

Disruptions from COVID-19 related lockdowns in China, and elsewhere in the world, could have ongoing effects on the supply chain for certain critical components. The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The increase in transit ridership and increased bid activity in the industry are encouraging signs of recovery, but the ongoing nature of the pandemic may adversely impact results in the future.

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Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended September 30, 2022	3 months ended September 30, 2021 (Restated)	9 months ended September 30, 2022	9 months ended September 30, 2021 (Restated)
(US dollars in thousands - unaudited)	$	$	$	$
Net loss	(7,445)	(3,798)	(14,120)	(2,542)
Add back
Stock based compensation	250	658	712	1,042
Interest	589	31	1,775	208
Gain on modification of debt	—	—	(803)	—
Foreign exchange loss	3,098	13	3,882	70
Amortization	731	271	2.213	670
Income tax	91	23	300	23
Loss on disposal of property and equipment	9	54	27	54
Adjusted EBITDA	(2,677)	(2,748)	(6,014)	(475)

Figures for 2021 have been restated in USD to reflect the change in the Company’s presentation currency.

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Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended September 30, 2022	Three months ended December 31, 2021
(US dollars in thousands - unaudited)	$	$
Current Assets	17,320	20,806
Current Liabilities	15,245	19,401

Working Capital	2,075	1,405

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross margin divided by revenue, expressed as a percentage.

Summary of Quarterly Results

The following selected financial information is derived from unaudited interim condensed consolidated financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q3 2022 $	Q2 2022 $	Q1 2022 $	Q4 2021 $	Q3 2021 $ (Restated)	Q2 2021 $ (Restated)	Q1 2021 $ (Restated)	Q4 2020 $ (Restated)
Revenue	1,515	11,742	3,183	2,330	2,324	15,518	21,536	3,471
Gross margin (loss)	(234)	1,024	210	(316)	(577)	1,716	3,412	1,711
Net (loss) income	(7,445)	(3,789)	(2,887)	(4,782)	(3,798)	(344)	1,601	(410)
Basic earnings (loss) per share(1)	(0.19)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)	0.06	(0.02)
Diluted earnings (loss) per share(1)	(0.19)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)	0.05	(0.02)

Cash and cash equivalents	1,115	9,357	11,016	4,402	3,890	8,237	1,365	1,008
Working capital	2,075	8,250	8,664	1,405	12,846	19,682	16,522	13,111
Total assets	58,272	65,762	73,268	53,993	30,463	34,185	37,953	36,943
Non-current financial liabilities	7,962	8,349	1,035	347	586	780	737	419

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

All figures prior to Q4 2021 have been restated to USD to reflect the change in the Company’s presentation currency.

Variability of revenues, gross margin, and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses.

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Three and Nine Months Ended September 30, 2022 Earnings Review

(US dollars in thousands, except earnings per share -unaudited)	3 months ended September 30, 2022 $	3 months ended September 30, 2021 $ (Restated)

Revenue	1,515	2,324
Gross loss	(234)	(577)
Net loss	(7,445)	(3,798)
Basic and diluted earnings (loss) per share(2)	(0.19)	(0.13)

(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Figures for 2021 have been restated in USD to reflect the change in the Company’s presentation currency.

Revenue

Revenue for the three months ended September 30, 2022 was $1,515 compared to $2,324 for the three months ended September 30, 2021, representing a 35% decrease. This represented two deliveries versus six deliveries in the previous period.

Gross Margin (Loss)

Gross loss for bus sales and other revenue for the three months ended September 30, 2022 was $234 or 15% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended September 30, 2021, which had a gross loss of $577 or 25% of revenue (see “Non-GAAP and Other Financial Measures”). The gross loss for the three months ended September 30, 2022 was negatively affected by product mix and the low volume of buses delivered. Shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components has delayed a large portion of expected deliveries during the end of 2021 and into 2022.

Net (Loss) Income

Net loss for the three months ended September 30, 2022, was $7.4 million compared to a net loss of $3.8 million for the three months ended September 30, 2021. Net loss increased for the three months ended September 30, 2022 as compared to the prior year mainly due to $3.1 million in higher foreign exchange losses in 2022. The foreign exchange loss for the three months ended September 30, 2022, was mainly the result of translating intercompany balances between VMC entities for consolidation purposes and do not reflect realized exchange losses.

(US dollars in thousands, except earnings per share -unaudited)	9 months ended September 30, 2022 $	9 months ended September 30, 2021 $ (Restated)

Revenue	16,440	39,379
Gross margin	999	4,551
Net loss	(14,120)	(2,542)
Basic and diluted earnings (loss) per share(2)	(0.37)	(0.09)

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

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Figures for 2021 have been restated in USD to reflect the change in the Company’s presentation currency.

Revenue

Revenue for the nine months ended September 30, 2022 was $16,440 compared to $39,379 for the nine months ended September 30, 2021, representing a 58% decrease. This represented 42 deliveries versus 119 deliveries in the previous period.

Gross Margin

Gross margin for bus sales and other revenue for the nine months ended September 30, 2022 was $999 or 6% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the nine months ended September 30, 2021, which had a gross margin of $4,551 or 12% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the nine months ended September 30, 2022 was negatively affected by product mix and the low volume of buses delivered. Shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components has delayed a large portion of expected deliveries during the end of 2021 and into 2022.

Net (Loss) Income

Net loss for the nine months ended September 30, 2022, was $14.1 million compared to a net loss of $2.5 million for the nine months ended September 30, 2021. Net income decreased for the nine months ended September 30, 2022 mainly as a result of lower gross profits from decreased deliveries compared to the prior year, increased foreign exchange losses, increased marketing and legal costs related to listing on the Nasdaq exchange and marketing of new products, and an increase in overall salaries and headcount to prepare for the next stages of growth for the Company. The increase of $3.8 million in foreign exchange loss for the nine months ended September 30, 2022 compared to the prior year period, was mainly the result of translating intercompany balances between VMC entities for consolidation purposes and do not reflect realized exchange losses.

Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	September 30, 2022 $	December 31, 2021 $

Cash and cash equivalents	1,115	4,402
Working capital	2,075	1,405
Total assets	58,272	53,993
Non-current financial liabilities	7,962	347

Vicinity has working capital of $2,075 as of September 30, 2022 compared to working capital at December 31, 2021 of $1,405. Working capital has increased by $670 due to common shares issued during the first quarter offset slightly by development costs for new products and fixed asset purchases as the Company builds its new manufacturing facility in Ferndale, Washington, USA. Vicinity had a cash and cash equivalents balance of $1,115 as at September 30, 2022 compared to $4,402 as at December 31, 2021.

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Cash used from operating activities during the nine months ended September 30, 2022 was $5,222 compared to cash provided of $7,754 during the nine months ended September 30, 2021. The decrease of $12,976 from the nine months ended September 30, 2021 was mainly due to decreased sales in 2022 vs 2021 and the change in non-cash working capital items.

For the nine months ended September 30, 2022, investing activities used cash of $9,955 compared to the nine months ended September 30, 2021, where investing activities used cash of $4,487. The increase of $5,468 from the nine months ended September 30, 2021 was from the development of new product lines, and the ongoing construction of the Company’s new manufacturing facility in Ferndale, Washington.

For the nine months ended September 30, 2022, financing activities provided cash of $12,243 compared to the nine months ended September 30, 2021, where financing activities used cash of $306. Proceeds from a private placement in 2022 and the credit facility resulted in an increase of cash provided of $12,549 compared to 2021.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, short-term loans, deferred consideration, lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as a level 2 within the hierarchy.

Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, which requires the classification of financial instruments within a hierarchy that prioritizes the inputs to fair value measurement, this instrument was classified as a level 3 within the hierarchy.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 7 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

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Commitments

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to the construction of its new manufacturing facility. Future minimum payments as at September 30, 2022 are $12,251 due no later than one year.

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021 (Restated)
	$	$
Salaries and benefits	925	1,241
Non-executive directors’ fees	—	25
Share based payments	687	575
	1,612	1,841

During the nine months ended September 30, 2022 the Company paid $158 in lease payments to a company owned by a director. $155 was recognized as depreciation and interest expense on the lease.

During the nine months ended September 30, 2021 the Company paid $145 in lease payments to a company owned by a director. $124 was recognized as depreciation and interest expense on the lease.

Balances with key management and other related parties are:

As at September 30, 2022, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $1 (September 30, 2021 - $22).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 8 as well as the consolidated financial statements for the year ended December 31, 2021.

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Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

Allocation of revenues to geographic areas is as follows:

	Nine months ended September 30, 2022	Nine months ended September 30, 2021 (Restated)
	$	$
Canada
Bus sales	7,912	9,277
Spare part sales	3,599	1,929
Operating lease revenue	—	—
United States
Bus sales	4,270	27,272
Spare part sales	532	148
Operating lease revenue	127	753
Total	16,440	39,379

During the nine months ended September 30, 2022, the Company had sales of $5,962, $4,653 and $1,581 to three end customers representing 36%, 28% and 10% of total sales, respectively. During the nine months ended September 30, 2021, the Company had sales of $26,753 and $4,423 to two customers representing 68% and 11% of total sales, respectively.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

44,033,421 common shares

7,573,082 warrants

1,483,326 stock options

475,264 deferred share units

166,000 restricted share units

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